UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024

Highlights
•SQM reported total revenues for the twelve months ended December 31, 2024 of US$4,528.8 million compared to total revenues of US$7,467.5 million for the same period last year.
•Net loss(1),(2) for the twelve months ended December 31, 2024 of (US$404.4) million or (US$1.42) per share, compared to net income(2) of US$2,012.7 million or US$7.05 per share for the same period last year.

•Record- high sales volumes in lithium and iodine during 2024 due to strong market demand.
•Strong sales volumes in SPN and Potassium businesses showing market recovery and price stability by year-end.
•First sales of spodumene concentrate from our International lithium division.

SQM will hold a conference call to discuss these results on Wednesday, March 5, 2025 at 10:00am ET (12:00pm Chile time).
Participant Call link: https://register.vevent.com/register/BI6f09bb83e094428691d60c50272de21d
Webcast:https://edge.media-server.com/mmc/p/kosehsfr
Santiago, Chile. March 4, 2025.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net loss(1),(2) for the twelve months ended December 31, 2024, of (US$404.4) million or (US$1.42) per share, compared to US$2,012.7 million or US$7.05 per share reported for the same period last year.
Gross profit(3) reached US$1,327.1 million (29.3% of revenues) for the twelve months ended December 31, 2024, lower than US$3,075.1 million (41.2% of revenues) recorded for the twelve months ended December 31, 2023. Revenues totaled US$4,528.8 million for the twelve months ended December 31, 2024, representing a decrease of 39.4% compared to US$7,467.5 million reported for the twelve months ended December 31, 2023.
The Company also announced net income for the fourth quarter of 2024 of US$120.1 million or US$0.42 per share, a decrease of 40.9% compared to US$203.2 million or US$0.71 per share for the fourth quarter of 2023. Gross profit for the fourth quarter of 2024 reached US$293.8 million, 26.7% lower than the US$400.7 million reported for the fourth quarter of 2023, but higher than the third quarter of 2024 when we posted US$280.8 million. Revenues totaled US$1,073.8 million for the fourth quarter of 2024, a decrease of 18.1% compared to US$1,311.6 million for the fourth quarter of 2023.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “We closed the year with double-digit volume growth in almost all of our business lines when comparing full year 2024 versus 2023. In the lithium and iodine businesses, we posted unprecedented sales volumes, the highest in the company’s history”.
He continued: “We are very positive on the iodine business because of the stable growth we have seen in the most relevant applications, mainly in X-Ray contrast media, as well as our ability to keep on growing our production capacity. We are also satisfied with the performance of the fertilizer business lines which both showed stable prices by the end of the year, along with strong sales volumes.”

Mr. Ramos added, “On the lithium side, we are quite optimistic as we estimate that the market demand grew 25% in 2024 and we anticipate that global demand could grow around 17% this year, supported by electric car sales growth as well as battery energy storage systems in different markets around the globe. However, we believe that prices will remain relatively stable throughout this year, and remain optimistic about a positive trend starting in 2026. ”

Mr. Ramos closed by saying, “We are well-positioned to navigate the challenges ahead. In iodine production, our Nueva Victoria and Pampa Blanca facilities are operating at full capacity to meet customer demand, with additional production
1 Includes the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium for the twelve months ended December 31, 2024, in a total amount of US$1,106.2 million. For more detail, please refer to Note (1) to this Earnings release.

SQM S.A. 4Q2024 Earnings release	1

expected from our reserves in María Elena. In Australia, the commissioning of the Mt. Holland mine and concentrator plant has been a success, and we are steadily ramping up production to reach nameplate capacity by year-end. Our Kwinana refinery is on track to begin operations, with the first product scheduled for mid-year as anticipated. Meanwhile, in Chile, we are progressing with our expansion projects to increase production capacity while reducing our operational footprint. All of this is made possible by our strong financial position.”.

Capex
Total capital expenditure in 2024 was approximately US$1.6 billion, which includes the announced US$1.3 billion allocated for expansion across divisions, as well as the acquisition of the remaining portion of Azure Minerals, bringing the company's ownership to 50%.
Capital expenditure for 2025 is expected to be approximately US$1.1 billion, including maintenance. This amount is allocated as follows: US$550 million for the Lithium division in Chile, US$350 million for the Iodine-Plant Nutrition division, and approximately US$200 million for the International Lithium division. These expenditures are primarily directed toward ongoing capacity expansions across all divisions, as well as exploration-related investments, and maintenance capex.
Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$2,241.3 million during the twelve months ended December 31, 2024, a decrease of 56.7% compared to US$5,180.1 million recorded for the twelve months ended December 31, 2023.
Revenues for lithium and derivatives totaled US$532.0 million for the fourth quarter of 2024, a decrease of 32.8% compared to US$791.4 million recorded for the fourth quarter of 2023.
Lithium and Derivatives Sales Volumes and Revenues:

		12M2024	12M2023	2024/2023
Lithium and Derivatives	Th. MT	204.9	170.0	34.9	21%
Lithium and Derivatives Revenues	MUS$	2,241.3	5,180.1	(2,938.9)	(57)%

		4Q2024	4Q2023	2024/2023
Lithium and Derivatives	Th. MT	58.0	51.3	6.8	13%
Lithium and Derivatives Revenues	MUS$	532.0	791.4	(259.5)	(33)%

Lithium sales in 2024 reached nearly 205 thousand metric tons of LCE, an increase of 21% compared to 2023. This volume includes close to 4,000 metric tons of LCE coming from Mt. Holland. However, the increase in volume was not enough to offset the continuous decline in prices, a trend we have been observing since early 2023. As a result, our average realized price dropped by more than 64%, from US$30,467 per ton in 2023 to US$10,936 per ton in 2024.

In the fourth quarter, we achieved record-high quarterly sales, reaching approximately 58,000 metric tons of LCE, which includes our first sales of spodumene concentrate.

For 2025, we expect an increase of approximately 15% in our sales volumes compared to 2024, including sales of around 10,000 metric tons of LCE from the Mt. Holland operation. We also anticipate that the average realized price in 2025 should be lower than in 2024, with first quarter of 2025 prices slightly below those recorded in the fourth quarter of 2024.
Gross profit(3) for the Lithium and Derivatives segment accounted for 43.3% of SQM’s consolidated gross profit for the twelve months ended December 31, 2024.
Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2024 totaled US$941.9 million, a slight increase when compared to US$913.9 million reported for the twelve months ended December 31, 2023.

SQM S.A. 4Q2024 Earnings release	2

Revenues from our Specialty Plant Nutrition business line for the fourth quarter of 2024 totaled US$224.6 million, representing a 0.4% increase when compared to US$223.7 million reported for the fourth quarter of 2023.
Specialty Plant Nutrition Sales Volumes and Revenues:

		12M2024	12M2023	2024/2023
Specialty Plant Nutrition Total Volumes	Th. MT	982.9	840.2	142.7	17%
Sodium Nitrate	Th. MT	12.5	16.7	(4.3)	(26)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	534.0	443.5	90.4	20%
Specialty Blends	Th. MT	276.7	243.4	33.3	14%
Other specialty plant nutrients (*)	Th. MT	159.7	136.5	23.2	17%
Specialty Plant Nutrition Revenues	MUS$	941.9	913.9	28.0	3%

		4Q2024	4Q2023	2024/2023
Specialty Plant Nutrition Total Volumes	Th. MT	237.5	226.0	11.5	5%
Sodium Nitrate	Th. MT	1.1	1.2	(0.1)	(9)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	121.6	127.0	(5.5)	(4)%
Specialty Blends	Th. MT	71.8	62.3	9.5	15%
Other specialty plant nutrients (*)	Th. MT	43.1	35.4	7.6	22%
Specialty Plant Nutrition Revenues	MUS$	224.6	223.7	0.9	0.4%
*Includes trading of other specialty fertilizers.
In 2024, Specialty Plant Nutrition sales volumes grew by approximately 17% compared to the previous year, reaching nearly 983 thousand tons. However, our average realized price for the year decreased by around 12% compared to 2023, from US$1,088 per metric ton to US$958 per metric ton, resulting in moderate revenue growth for this business line, at approximately 3% year-over-year.
We estimate that the potassium nitrate market, excluding internal production and consumption in China, grew by 17%, returning to 2021 levels. For 2025, we anticipate market growth of around 4-5%, with prices remaining similar to those observed during the second half of 2024. Additionally, we expect an increase in our sales volumes, in line with or slightly exceeding market growth.

Gross profit(3) for SPN segment accounted for 12.6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2024.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2024, totaled US$968.3 million, an increase of 8.5% compared to US$892.2 million reported for the twelve months ended December 31, 2023.
Revenues from sales of iodine and derivatives during the fourth quarter of 2024, totaled US$225.6 million, an increase of 3.4% compared to US$218.1 million reported for the fourth quarter of 2023.
Iodine and Derivative Sales Volumes and Revenues:

		12M2024	12M2023	2024/2023
Iodine and Derivatives	Th. MT	14.5	13.1	1.4	11%
Iodine and Derivatives Revenues	MUS$	968.3	892.2	76.2	9%

		4Q2024	4Q2023	2024/2023
Iodine and Derivatives	Th. MT	3.2	3.3	-0.1	(2)%
Iodine and Derivatives Revenues	MUS$	225.6	218.1	7.4	3%

SQM S.A. 4Q2024 Earnings release	3

In 2024, our sales volumes grew by 11%, achieving record-high sales volumes of more than 14.5 thousand metric tons of iodine, including its derivatives. We estimate that the market grew by 8% in 2024 compared to 2023. This growth was driven by increased demand across nearly all iodine applications, particularly in X-ray contrast media.
Throughout 2024, we observed quarter-over-quarter price increases, and we expect the average sales price in the first quarter of 2025 to be higher than what was seen in the fourth quarter of 2024, when our price reached US$69.7 per kilogram. We anticipate these market conditions to persist throughout 2025, with prices remaining relatively stable, due to limited market supply.

Overall, we expect market demand to stabilize, with market growth of approximately 2% in 2025 compared to 2024. Sales volumes are projected to remain in line with 2024 levels.

Gross profit(3) for the Iodine and Derivatives segment accounted for 39.4% of SQM’s consolidated gross profit for the twelve months ended December 31, 2024.

Potassium
Potassium revenues for the twelve months ended December 31, 2024, totaled US$270.8 million, lower than revenues reported during the twelve months ended December 31, 2023, which totaled US$279.1 million, representing a 3.0% decrease.
Potassium revenues for the fourth quarter of 2024 totaled US$65.9 million, higher than revenues reported during the fourth quarter of 2023, which totaled US$50.8 million, representing a 29.7% increase.
Potassium Sales Volumes and Revenues:

		12M2024	12M2023	2024/2023
Potassium	Th. MT	695.0	543.1	152.0	28%
Potassium Revenues	MUS$	270.8	279.1	(8.3)	(3)%

		4Q2024	4Q2023	2024/2023
Potassium	Th. MT	166.4	112.5	53.9	48%
Potassium Revenues	MUS$	65.9	50.8	15.1	30%
Potassium sales volumes grew by more than 28% in 2024 compared to 2023, driven by strong market demand in key regions such as Brazil, Europe, and India. We estimate that market demand reached approximately 72 million metric tons, supported by lower prices and increased supply from Belarus and Russia.
Our potassium sales exceeded expectations due to higher-than-anticipated potassium sulfate sales from third parties.

For 2025, we anticipate a significant reduction of approximately 50% in our potassium sales volumes due to lower production in the Salar de Atacama. This aligns with our plan to reduce brine extraction, prioritizing high-lithium-content brines. Additionally, by prioritizing potassium chloride production as a feedstock to increase potassium nitrate production in our SPN business line, there will be less potassium available for third-party sales, which will become a lower priority.
Gross profit(3) for Potassium segment accounted for 2.6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2024.
Industrial Chemicals
Industrial chemicals revenues for the twelve months ended December 31, 2024 reached US$78.2 million, 55.4% lower than US$175.2 million recorded for the twelve months ended December 31, 2023.
Industrial chemicals revenues for the fourth quarter of 2024 reached US$17.2 million, 8.6% lower than US$18.8 million recorded for the fourth quarter of 2023.

SQM S.A. 4Q2024 Earnings release	4

Industrial Chemicals Sales Volumes and Revenues:

		12M2024	12M2023	2024/2023
Industrial Nitrates	Th. MT	52.6	180.4	-127.9	(71)%
Industrial Chemicals Revenues	MUS$	78.2	175.2	(97.1)	(55)%

		4Q2024	4Q2023	2024/2023
Industrial Nitrates	Th. MT	11.5	12.4	-0.9	(7)%
Industrial Chemicals Revenues	MUS$	17.2	18.8	(1.6)	(9)%
Industrial chemicals revenues during the fourth quarter of 2024 were lower compared to revenues reported for the same period last year, as a result of significantly lower sales volumes which werent enough to compensate higher prices.
For 2025, we expect sales volumes to be relatively flat compared to 2024 with market prices relatively stable at current levels.
Gross profit(3) for the Industrial Chemicals segment accounted for 2.3% of SQM’s consolidated gross profit for the twelve months ended December 31, 2024.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$28.3 million for the twelve months ended December 31, 2024, an increase compared to US$27.0 million for the twelve months ended December 31, 2023, due to increased commercial activity driven by the recovery of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$3,201.7 million for the twelve months ended December 31, 2024, a decrease of 27.1% compared to US$4,392.4 million for the same period in 2023, mainly due to lower payments to Corfo related to lower lithium price.

Administrative Expenses

Administrative expenses totaled US$186.0 million (4.1% of revenues) for the twelve months ended December 31, 2024, compared to US$175.8 million (2.4% of revenues) for the twelve months ended December 31, 2023.
Financial Indicators
Net Financial Expenses
Net financial expenses for the twelve months ended December 31, 2024 totaled US$93.9 million, compared to net financial expenses of US$15.7 million for the twelve months ended December 31, 2023.
Income Tax Expense
For the twelve months ended December 31, 2024, the income tax expense, including the net effect of the payments of the specific tax on mining activities in Chile applied to the exploitation of lithium in the total amount of US$1,106.2 million (see Note (1) below), reached US$1,372.0 million, compared to an income tax expense of US$787.3 million during the twelve months ended December 31, 2023.
The income tax expense, excluding the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium, reached US$265.9 million for the twelve months ended December 31, 2024.

SQM S.A. 4Q2024 Earnings release	5

Adjusted EBITDA(4)
Adjusted EBITDA for the twelve months ended December 31, 2024, was US$1,483.6 million (Adjusted EBITDA margin of 32.8%), compared to US$3,180.1 million (Adjusted EBITDA margin of 42.6%) for the twelve months ended December 31, 2023.
Adjusted EBITDA for the fourth quarter of 2024 was US$328.1 million (Adjusted EBITDA margin of 30.6%), compared to US$427.6 million (Adjusted EBITDA margin of 32.6%) for the fourth quarter of 2023.
Notes:
(1) The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2023 in the amount of US$986.3 million on our subsidiary SQM Salar SpA. (“SQM Salar”) for the tax years 2012 to 2023 (business years 2011 to 2022) on that basis.

The Company has recognized a tax expense of US$1,106.2 million for the 2024 period (US$926.7 million corresponding to fiscal years 2011 to 2022, US$162.7 million associated with fiscal year 2023, and US$16.7 million associated with fiscal year 2024). This amount reflects the potential impact on the Claims resulting from the interpretation of the ruling by the Santiago Court of Appeals. As of December 31, 2024, and December 31, 2023, the Company presents non-current tax receivables of US$59.5 million and US$986.3 million, respectively.

SQM maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the SII itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the Claims.

For more information, see Note 21.3 to our consolidated financial statements as of December 31, 2024 filed with the CMF.
(2) Net income (loss) refers to the comprehensive income (loss) attributable to controlling interests.
(3) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(4) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 4Q2024 Earnings release	6

EBITDA Reconciliation

	For the 4th quarter		For the twelve months ended Dic. 31,
(US$ millions)	2024	2023	2024	2023

Profit for the Period	122.6	205.9	(397.6)	2,019.7
(+) Depreciation and amortization expenses	88.1	75.9	342.4	280.8
(+) Finance costs	42.2	48.8	197.5	138.4
(+) Income tax expense	70.9	68.0	1,372.0	787.3
EBITDA	323.7	398.5	1,514.4	3,226.2
(-) Other income	5.4	4.1	32.2	40.6
(-) Other gains (losses)	—	(2.5)	(2.1)	(2.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.7	1.5	11.0	0.6
(+) Other Expenses	(32.4)	(65.6)	(104.7)	(93.4)
(+) Impairment of financial assets and reversal of impairment losses	(2.5)	2.4	(0.6)	0.2
(-) Finance income	31.1	37.0	103.6	122.7
(-) Foreign currency translation differences	(7.6)	(6.1)	(8.6)	(22.3)
Adjusted EBITDA	328.0	427.6	1,483.6	3,180.1

SQM S.A. 4Q2024 Earnings release	7

Consolidated Statement of Financial Position

	As of Dec. 31,	As of Dec. 31,
(US$ millions)	2024	2023

Total Current Assets	5,578.4	5,866.1
Cash and cash equivalents	1,377.9	1,041.4
Other current financial assets	1,079.6	1,325.8
Accounts receivable (1)	634.8	950.4
Inventory	1,702.2	1,774.6
Others	784.0	773.9

Total Non-current Assets	5,917.1	5,839.4
Other non-current financial assets	60.7	248.3
Investments in related companies	585.8	86.4
Property, plant and equipment	4,433.6	3,609.9
Other Non-current Assets	837.0	1,894.8

Total Assets	11,495.6	11,705.6

Total Current Liabilities	2,218.8	2,351.1
Short-term debt	1,163.5	1,256.5
Others	1,055.3	1,094.6

Total Long-Term Liabilities	4,078.7	3,787.5
Long-term debt	3,600.6	3,213.4
Others	478.1	574.1

Shareholders’ Equity before Minority Interest	5,160.8	5,530.7

Minority Interest	37.2	36.2

Total Shareholders’ Equity	5,198.1	5,566.9

Total Liabilities & Shareholders’ Equity	11,495.6	11,705.6

Liquidity (2)	2.5	2.5
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 4Q2024 Earnings release	8

Consolidated Statement of Income

	For the 4th quarter		For the twelve months ended Dic. 31,
(US$ millions)	2024	2023	2024	2023

Revenues	1,073.8	1,311.6	4,528.8	7,467.5

Lithium and Derivatives	532.0	791.4	2,241.3	5,180.1
Specialty Plant Nutrition (1)	224.6	223.7	941.9	913.9
Iodine and Derivatives	225.6	218.1	968.3	892.2
Potassium	65.9	50.8	270.8	279.1
Industrial Chemicals	17.2	18.8	78.2	175.2
Other Income	8.6	8.7	28.3	27.0

Cost of Sales	(780.0)	(910.9)	(3,201.7)	(4,392.4)

Gross Profit	293.8	400.7	1,327.1	3,075.1

Administrative Expenses	(53.8)	(49.0)	(186.0)	(175.8)
Financial Expenses	(42.2)	(48.8)	(197.5)	(138.4)
Financial Income	31.1	37.0	103.6	122.7
Exchange Difference	(7.6)	(6.1)	(8.6)	(22.3)
Other	(27.9)	(60.1)	(64.2)	(54.3)

Income Before Taxes	193.5	273.8	974.4	2,807.0

Income Tax	(70.9)	(68.0)	(1,372.0)	(787.3)

Net Income before minority interest	122.6	205.9	(397.6)	2,019.7

Minority Interest	(2.4)	(2.7)	(6.7)	(7.1)

Net Income	120.1	203.2	(404.4)	2,012.7
Net Income per Share (US$)	0.42	0.71	(1.42)	7.05
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 4Q2024 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
Ignacia Lopez / ignacia.lopez@sqm.com
Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 4Q2024 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 4, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.